UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

___Form 10-K	___Form 20-F	___Form 11-K	X Form 10-Q	___Form N-SAR

For Period Ended September 30, 2008

Commission file number 000-52764

PART I - REGISTRANT INFORMATION

BEAUTY BRANDS GROUP, INC.
(Exact name of Registrant as specified in its charter)

FLORIDA	59-1213720
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Jericho Quadrangle, Suite 335, Jericho, New York 11753
Address of principal executive offices

Registrant’s telephone number, including area code:	516-939-9400

PART II - RULES 12b-25(b)AND c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check if appropriate).

_____	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

_____	(c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has experienced a delay in completing the information necessary for including in its September 30, 2008 Form 10-Q Quarterly Report (the “Quarterly Report”). The Company expects to files the Quarterly Report within the allotted extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan Kelly	(513)	871-7223
Name	Area Code	Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file  such reports been filed?  If answer is no, identify report(s).

       X   Yes ___ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      ___  Yes   X   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Beauty Brands Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2008	/s/ Dan Kelly
Dan Kelly, Chief Financial
Officer